10 November 2026 Mesoblast Limited (MSB) Results of Annual General Meeting Held 10 November 2026 In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), we advise details of the resolutions and the proxies received in respect of each resolution as per the attached report. All resolutions were decided by way of a poll. Release authorized by the Chief Executive. Yours faithfully Niva Sivakumar Company Secretary Exhibit 99.1

MUFG

RESULT OF ANNUAL GENERAL MEETING 2026 (ASX REPORT)

MUFG Corporate Markets
A division of MUFG Pension & Market Services

MESOBLAST LIMITED

ANNUAL GENERAL MEETING 2026
Tuesday, 10 November, 2026

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)			
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (OpenVotes)	Abstain	For	Against	Abstain **	Result
02	ADOPTION OF THE REMUNERATION REPORT	Y	264,807,776 71.81%	102,910,438 27.91%	1,023,777 0.28%	286,745,597	267,999,555 72.06%	103,906,791 27.94%	287,245,597	Carried
03	RE-ELECTION OF MR PHILIP FACCHINA AS A DIRECTOR	NA	681,332,113 92.82%	51,258,694 6.98%	1,477,740 0.20%	1,000,461	685,973,208 92.98%	51,759,694 7.02%	1,000,461	Carried
04	ELECTION OF MR JON VOIGTMAN AS A DIRECTOR	NA	594,962,346 81.08%	137,504,499 18.74%	1,355,946 0.18%	1,246,217	597,586,218 81.22%	138,181,117 18.78%	2,966,028	Carried
05A	APPROVAL OF PROPOSED ISSUE OF OPTIONS TO DR SILVIU ITESCU IN CONNECTION WITH HIS LONG-TERM INCENTIVE REMUNERATION FOR THE 2026/2027 FINANCIAL YEAR	NA	312,134,533 86.26%	49,037,342 13.55%	672,883 0.19%	293,642,830	314,189,109 85.96%	51,318,004 14.04%	293,644,830	Carried
05B	APPROVAL OF PROPOSED ISSUE OF OPTIONS TO DR SILVIU ITESCU IN CONNECTION WITH HIS SHORT-TERM INCENTIVE REMUNERATION FOR THE 2025/2026 FINANCIAL YEAR	NA	338,139,979 93.45%	23,032,843 6.37%	680,186 0.19%	293,634,580	340,203,858 93.07%	25,313,505 6.93%	293,634,580	Carried
06	APPROVAL OF PROPOSED ISSUE OF OPTIONS TO CHIEF MEDICAL OFFICER, DR ERIC ROSE IN CONNECTION WITH HIS LONG-TERM INCENTIVE REMUNERATION FOR THE 2026/2027 FINANCIAL YEAR	NA	310,818,275 69.24%	137,370,402 30.60%	680,583 0.15%	206,618,328	313,380,551 69.25%	139,153,064 30.75%	206,618,328	Carried

Printed: 10/11/2026 10:48:18 AM

This report was produced from the MUFG Pension & Market Services Meeting System

Page 1 of 3

MUFG RESULT OF ANNUAL GENERAL MEETING 2026 (ASX REPORT)

MUFG Corporate Markets
A division of MUFG Pension & Market Services

MESOBLAST LIMITED

ANNUAL GENERAL MEETING 2026
Tuesday, 10 November, 2026

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)			
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (OpenVotes)	Abstain	For	Against	Abstain **	Result
07	APPROVAL OF THE MESOBLAST LIMITED RESTRICTED STOCK UNIT PLAN FOR THE PURPOSES OF LISTING RULE 7.2 (EXCEPTION 13) AND THE DEFINITION OF EMPLOYEE SHARE BUY-BACK	NA	244,713,623 66.87%	120,498,466 32.93%	751,254 0.21%	287,275,734	247,027,231 66.98%	121,779,128 33.02%	287,777,734	Carried
08A	APPROVAL OF PROPOSED ISSUE OF RESTRICTED STOCK UNITS TO MR PHILIP FACCHINA	NA	275,863,718 74.96%	91,462,501 24.85%	693,973 0.19%	287,467,396	278,440,384 74.91%	93,244,163 25.09%	287,467,396	Carried
08B	APPROVAL OF PROPOSED ISSUE OF RESTRICTED STOCK UNITS TO MS LYN COBLEY AM	NA	270,350,218 74.80%	90,400,491 25.01%	683,143 0.19%	294,053,736	272,916,054 74.75%	92,182,153 25.25%	294,053,736	Carried
08C	APPROVAL OF PROPOSED ISSUE OF RESTRICTED STOCK UNITS TO MS JANE BELL AM	NA	270,380,698 60.25%	177,702,357 39.60%	683,143 0.15%	206,721,390	272,946,534 60.33%	179,484,019 39.67%	206,721,390	Carried
08D	APPROVAL OF PROPOSED ISSUE OF RESTRICTED STOCK UNITS TO DR GREGORY GEORGE	NA	276,334,555 75.06%	91,150,913 24.76%	673,143 0.18%	287,328,977	279,239,044 75.10%	92,583,922 24.90%	287,328,977	Carried
08E	APPROVAL OF PROPOSED ISSUE OF RESTRICTED STOCK UNITS TO MR JON VOIGTMAN	NA	226,840,465 61.67%	140,320,963 38.15%	673,143 0.18%	287,653,017	228,293,293 61.54%	142,666,625 38.46%	288,192,025	Carried

Printed: 10/11/2026 10:48:18 AM

This report was produced from the MUFG Pension & Market Services Meeting System

Page 2 of 3

MUFG

RESULT OF ANNUAL GENERAL MEETING 2026 (ASX REPORT)

MUFG Corporate Markets
A division of MUFG Pension & Market Services

MESOBLAST LIMITED

ANNUAL GENERAL MEETING 2026
Tuesday, 10 November, 2026

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)			
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (OpenVotes)	Abstain	For	Against	Abstain **	Result
09	APPROVAL OF PROPOSED ISSUE OF WARRANTS TO DR GREGORY GEORGE	NA	393,701,997 88.03%	52,828,899 11.81%	692,643 0.15%	287,845,469	396,794,904 88.00%	54,092,990 12.00%	287,845,469	Carried

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 10/11/2026 10:48:18 AM

This report was produced from the MUFG Pension & Market Services Meeting System

Page 3 of 3